Exhibit 10.4

                                                     San Francisco   San Diego
                                                            Reno   Las Vegas

         SENN   PALUMBO   MEULEMANS   LLP
                                 attorneys


                                                       18301 Von Karman Avenue
                                                       Suite 850
                                                       Irvine, CA 92612-1009

tel   949- 442- 0300                                   ir@spm-law.com
fax  949- 251- 1331


March 28, 2001

REMEDENT USA, INC.
Attn:    Ms. Rebecca M. Inzunza,
         President / CEO
1220 Birch Way
Escondido, CA 92027

Re:      Retention of SENN PALUMBO MEULEMANS, LLP
         Subject: General Business and Corporate Representation

Dear Ms. Inzunza:

This correspondence will serve to confirm that you have engaged our firm on an hourly basis with regard to the above-referenced matters. In general, our representation will include a review and analysis of all information you provide in connection with the above-referenced matter, an analysis of the materials, consultations, phone conferences, preparation of pleadings and other documents, court appearances and/or our recommendations in connection with the further handling of the various matters.

We have found that our clients appreciate having our billing procedures explained in writing. Experience has shown that the attorney-client relationship works best when there is a mutual understanding about fees, costs and payment terms. Accordingly, we take this opportunity to outline the terms on which we propose to provide our professional services.

To help us determine the value of our services, we ask each of our lawyers and legal assistants to maintain time records for each client and matter. The time records are reviewed monthly by the billing attorney assigned to you before an invoice is rendered. All of our services are billed at the hourly rate then in effect for the attorney or legal assistant who is performing the work. The attorneys and paralegals working on your matters will bill their time at an hourly rate varying from $100.00 to $250.00, depending upon their experience level and the complexity of the matter.

We will forward our invoices on a monthly basis, and each invoice, unless otherwise specified, represents our fees and out-of-pocket costs advanced for your account through the end of the preceding month. We make every effort to include disbursements in the statement for the month in which the disbursements are incurred. However, some disbursements, such as telephone charges, are often not available to us until the following months, in which case those disbursements will be included on a subsequent invoice. Payment is due upon presentation of the invoice, and invoices which remain unpaid after thirty days from the invoice date are assigned a late payment charge of ten percent (10%) per annum. In the unlikely event we are required to incur legal or other costs to recover amounts due for fees and expenses on your account, you will be responsible for those costs as well.

It is our policy to serve you with the most effective support systems available, while at the same time allocating the costs of such systems in accordance with the extent of usage by individual clients. Therefore, in addition to our fees for legal services, we will also invoice separately for certain costs and expense disbursements, including telephone, facsimile, messenger, courier and other communication costs, reproduction, document retrieval, staff overtime when required by the client or the matter's timing, computer research facilities, document preparation on word processing, and other costs and expenses incurred on your behalf.

It is our usual and customary practice to require clients to remit a retainer to the firm for each individual matter for which services are rendered. Based upon the nature of our proposed engagement, our firm will require a retainer of 250,000 shares for the first $20,000 in legal services. The 250,000 shares will be registered on Form S-8 immediately. There will not be any lock-up on the 250,000 shares. After the first $20,000 in legal services, all services rendered will be billed at our regular hourly rates and will paid on a cash basis. All out of pocket costs and expenses will be paid on a cash basis and are not included in the initial $20,000 of legal services. Any estimates of anticipated fees that we provide at the request of the client, whether for budgeting purposes or otherwise are, due to the uncertainties involved, necessarily only an approximation of potential fees. Under no circumstances are such estimates to be viewed as a maximum or minimum fee quotation. Actual fees are always determined in accordance with the policies described above.

Our firm maintains errors and omissions insurance coverage which may be applicable to the services to be rendered, subject to certain limitations and exclusions. If you have questions in this regard, please feel free to call.

We hope this adequately explains our fees and billing procedures. We encourage you to discuss with us any questions you may have regarding these policies and procedures, either at the inception of our engagement or at any time during its course. If the terms set forth above are satisfactory, please sign and return the enclosed copy of this letter and return it to us either by facsimile or U.S. Mail.

We thank you for selecting our firm for your legal representation and look forward to working closely with you toward a speedy and successful resolution of this matter.

Very truly yours,

  /s/ Diane O. Palumbo
---------------------------
Diane O. Palumbo

APPROVED:

Dated:  March 28, 2001                         /s/ Rebecca M. Inzunza
      ---------------------                    --------------------------------
                                               Rebecca M. Inzunza, President
                                               REMEDENT USA, INC.